Mirion Technologies, Inc.
3000 Executive Parkway, Suite 222
San Ramon, CA 94583
April 19, 2011
VIA EDGAR AND FACSIMILE
Re:	Mirion Technologies, Inc. Request to Withdraw Registration Statement on Form S-1 (File No. 333-161329)
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 30-30
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:	Russell Mancuso, Branch Chief

CC:	Joseph McCann Jeffrey Jaramillo Kevin Kuhar
Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Securities Act”) Mirion Technologies, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-161329) together with all exhibits and amendments thereto (the “Registration Statement”) as of the date hereof or at the earliest practicable date hereafter. The Company has determined not to pursue the initial public offering to which the Registration Statement relates at this time, as the Company does not currently require public financing. No securities were sold or will be sold under the Registration Statement. The Registration Statement was originally filed with the Commission on August 13, 2009. The Registration Statement was not declared effective by the Commission under the Act.
     The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
     Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at the address above on this letter with a copy to the Company’s counsel, Alan Denenberg of Davis Polk & Wardwell LLP, by fax at (650) 752-3604. If you have any questions regarding this letter, please contact Alan

April 19, 2011
Denenberg at (650) 752-2004. Thank you for your assistance with this application for withdrawal.

Sincerely, MIRION TECHNOLOGIES, INC.
By:	/s/ Thomas D. Logan
Thomas D. Logan
Chief Executive Officer

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